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File No. 179[redacted]

SUPPL

06017758

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

October 20, 2006

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 24 2006
WASH. D.C. 213

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copy of the Company's Press Release dated October 20, 2006 as posted on SEDAR. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

Jennifer K. Kenndy

JKK:lgo:encl.

cc: Mr. Richard Gusella (Via E-Mail)

PROCESSED
OCT 31 2006
THOMSON
FINANCIAL

*Caracas - Despacho de Abogados miembros de Macleod Dixon, SC
*Rio de Janeiro - Macleod Dixon Consultores Em Direito Estrangeiro

F:\KENNEDJ\CONNACHER\2006\06 Corr\SEC Transmittal Ltr 20 Oct 06 PR.doc

CONNACHER
OIL AND GAS LIMITED

PRESS RELEASE **October 20, 2006**

CONNACHER OIL AND GAS ANNOUNCES CLOSING OF LONG TERM DEBT FINANCING AND REPAYMENT OF REFINERY ACQUISITION BRIDGE FACILITY

Calgary, Alberta – Connacher Oil and Gas Limited ("Connacher") (CLL-TSX) announced today the closing of its previously announced US$180 million Term Loan B Facility (the "TLB Facility") and US$15 million Working Capital Facility (the "W/C Facility") (collectively, the "Facilities"). The Facilities were syndicated to institutional investors located primarily in the United States and in Canada. BNP Paribas acted as sole arranger, bookrunner and syndication agent for the Facilities.

The TLB Facility has a seven year term, nominal scheduled principal repayments until the end of the term and bears interest at either LIBOR plus 3.25 percent or at a Base Rate plus 2.25 percent. Under certain circumstances, limited additional periodic repayments may be required commencing in 2008. The proceeds of the TLB Facility were used to discharge short-term indebtedness of US$51 million incurred in the acquisition of the Montana refining assets in March 2006, fund a one year debt service reserve during the construction phase of Connacher's first Steam Assisted Gravity Drainage ("SAGD") oil sands project ("Pod One") in Northern Alberta and pay expenses associated with the financing. The balance of approximately US$111 million of the proceeds was added to cash working capital and will be used to finance the remaining construction and related capital expenditures of Pod One.

To provide certainty with respect to a portion of related interest costs, the company has executed an interest rate swap, establishing an all-in interest rate of 8.516 percent on US$90 million of the Term Loan B debt over the full seven year term.

The W/C Facility is fully revolving, has a five year term and bears interest at either LIBOR plus 3 per cent or at a Base Rate plus 2 percent. It will be available to fund ongoing working capital requirements at the company's Great Falls, Montana refinery, which is currently processing approximately 9,500 bb/d of Bow River crude oil from Canada.

Connacher's Great Divide assets and the Montana refining assets provided security for the Facilities, which are non-recourse to Connacher.

Moody's Investors Service assigned a B1 (stable outlook) corporate family rating to Connacher and the Facilities. Standard and Poor's Ratings Services rated the Facilities BB- (recovery rating of 1) and assigned a B+ (stable outlook) overall corporate credit rating to Connacher.

The TLB Facility is anticipated to secure the funding needed to complete Pod One. Connacher is now in the fortunate position of being able to anticipate that commissioning and startup at Pod One could occur in record time of less than four years from the date when its oil sands leases were first acquired by the company in January 2004. The company has utilized a modular approach with emphasis on the efficiencies of small scale operations in its development strategy. Please refer to Connacher's website at www.connacheroil.com for further operational updates.

Connacher's financial position is strong. The refinancing of short-term indebtedness with long term debt leaves the company with approximately $150 million in consolidated cash. The company also currently has approximately $30 million of unutilized bank credit capacity to supplement internally generated cash flow available to fund both conventional operations and continuing exploratory and assessment work on its oilsands leases. Connacher also owns 13.3 million common shares, share purchase warrants and options of Petrolifera Petroleum Limited (PDP-TSX) with a current market value of approximately $310 million which is unencumbered.

Connacher Oil and Gas Limited is a Calgary-based oil and natural gas exploration and production company. Its principal asset is its ownership of approximately 80,000 acres of oilsands leases in Northern Alberta, Canada. It also holds conventional production and land base in Northern Alberta at Marten Creek and at Three Hills, Alberta and Battrum, Saskatchewan. Additionally, Connacher operates a 9,500 bbl/d refinery in Great Falls, Montana and also is the largest shareholder of Petrolifera Petroleum Limited, a public oil company currently producing 11,000 bbl/d light gravity crude oil production base which has been developed with new drilling and discoveries in the past year. Petrolifera is also active in Peru.

Forward-Looking Statements: This press release contains certain forward-looking statements within the meaning of applicable securities law. Statements related to construction, commissioning and start-up at Pod One and the sufficiency of financing related thereto constitute forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of oil sands properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, the possibility of project cost overruns or unanticipated costs and expenses and timing delays, uncertainties relating to the availability and costs of financing needed in the future and other factors including unforeseen delays. As an oil sands enterprise in the development stage, Connacher faces risks, including those associated with exploration, development, construction, commissioning, approvals and the ability to access sufficient capital from external sources. Connacher undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information, contact:

Richard A Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201
Fax: (403) 538-6225
inquiries@connacheroil.com
Website: www.connacheroil.com

NOT FOR DISSEMINATION TO THE UNITED STATES OR DISTRIBUTION TO U.S. NEWSWIRE SERVICES